International Monetary Systems, Ltd.
16901 West Glendale Drive
New Berlin, WI  53151

October 23, 2009

Securities and Exchange Commission
Attn:  Ronald E. Alper
100 F Street, NE
Washington, DC  20549

File No. 000-30853

Responses to letter dated September 25, 2009

Form 10-K for the Year Ended December 31, 2008

Part 1, page 3

Item 1-Description of Business, page 3

1.	Please reconcile the information on page four regarding subsidiaries with the information in Note 1A of the Notes to Consolidated Financial Statements on page F-8.

Response:

The paragraph regarding subsidiaries in the 10-K will be changed to the same paragraph that is in the Financial Statements under Note 1A.

Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

2.
We note your section discussing some of the highlights 2008. Please expand your discussion to identify the most important matters upon which management focuses in evaluating financial condition and results of operations and provide a context for the discussion and analysis of your financial statements. In this regard, please provide:

•
An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information; and

•
A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

International Monetary Systems, Ltd.
SEC Comment Letter Response
October 23, 2009

Response: We have updated the MD & A section to include the following discussions regarding our key variables and other quantitative and qualitative factors.

Item 7 – Management’s Discussion and Analysis will be modified as follows:

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following commentary should be read in conjunction with the financial statements and related notes contained elsewhere in this report.

2008 was a year filled with achievements and challenges for International Monetary Systems. After record-setting growth in 2007 triggered by IMS’ acquisitions of two of America’s largest trade exchanges, the Company spent much of 2008 integrating those operations and continuing to build infrastructure.

Following are some of the highlights of 2008:

•	The Company completed its investment in new computers, monitors, printers, servers, and other equipment, which has enhanced the efficiency of our broker and sales staffs.

•
Substantial progress was made in upgrading our web site, with new written content and graphics, new testimonials, an educational video, a client/broker blog, and audio clips which tell our story to prospective members. We have seen new traffic to our web site increase 76% from 2007. The member portal has been expanded with a new online barter marketplace, travel-on-trade booking area, and account maintenance tools. As a result we are seeing more and more members use the IMS web site to sell, buy, or simply input a transaction or check their account. We are transforming member behavior to positively impact our efficiency.

•
Last year IMS acquired the source code for TradeWorks, our proprietary clearing system, then migrated the entire program from its original RPG format into a more current dot-net technology. This process is ongoing as we are nearing the official rollout of the most updated version of our new Trade Network Tracking System (TNT). The cost of this project is approaching $500,000.

•	Our IT department now has five full-time employees, including a talented graphics designer, who are servicing the network, converting the software and enhancing the IMS web site.

•
We have worked diligently to increase the productivity and cost-effectiveness of our outside sales force. Some of our losses in the first two quarters of 2008 were a direct result of non-productive efforts. We now have a leaner, more efficient group who enrolled more than 3,000 new members during 2008. Yet as impressive as that number seems, it barely matched the attrition of existing members who had stopped functioning in the barter system, or had ceased business operations.

International Monetary Systems, Ltd.
SEC Comment Letter Response
October 23, 2009

•
Our annual barter expo series in November and December surpassed the attendance and trading volume experienced in 2007. Overall volume at these events increased by 16%, with aggregate sales of over $3 million.

•	During 2008 IMS acquired two small exchanges in Boston, MA and Long Island, NY, and completed the acquisition of New York Commerce Group.

•
During 2008 IMS repurchased more than one million of its shares under contractual obligations with former owners of companies acquired in previous years. This increased our treasury stock to more than two million shares.

~~We believe that all of these achievements portend a great future for International Monetary Systems. Our confidence, however, is tempered with caution. While 2008 brought great achievements, we sustained some set-backs as a result of the nation’s economic downturn. While cash receipts increased very slightly from 2007, that gain was offset by a sizeable trade-dollar loss from within our corporate barter department. We do not rely on any one department to drive our success. Our system is one that spreads the risk and reward among a large network: when one area is down, another area is up. The same is true for the various markets that we serve.~~

To evaluate operations, management monitors, among other measures, EBIDTA, cash flow, trade volume, revenue generated from said trade volume, number of customers and levels of significant operating expense categories. Key metrics to evaluate the health of the company include cash position, ratio of current assets to current liabilities, debt levels, and equity trading activity.

As stated above, 2008 was a year of investment in the business. 2009 will be a year of evaluation and integration, right sizing the operations across the footprint to take advantage of larger scale, standardizing processes in acquired markets, and reducing overlapping expenses. Management feels that these changes will help to drive increased profitability in the future.

The national and international economic outlook requires us to be cautious in our enthusiasm for the future.  While a slow economy can emphasize barter as an increased part of a successful business’s model, management must be extra diligent in monitoring the health of the exchange members so as to ensure the continued health of the exchange and collectability of fees earned.  That said, fees earned are relatively small amounts from a large number of clients in 50 markets across the country.  This diversification provides substantial revenue risk mitigation.

International Monetary Systems, Ltd.
SEC Comment Letter Response
October 23, 2009

RESULTS OF OPERATIONS

GROSS REVENUE & EXPENSES
In 2008 IMS experienced positive cash flows from operations of more than $610,000, and operating profits (EBITDA) totaling nearly $594,000. However after deducting amortization and impairment of our membership lists, as well as bad debt expense and depreciation, the Company posted a net loss of $940,521, compared to a net loss of $414,290, in 2007. The impairment loss was recorded when estimated future cash flows were calculated as less than anticipated at the time of the original acquisitions. Management believes that these expenses represent investment in infrastructure that will provide substantial future organic growth.

During the year ended December 31, 2008 IMS processed more than $114 million in trade sales transactions, generating gross revenue of $14,203,550, compared to $14,772,045 in 2007. A substantial portion of the decline in revenue was experienced in the corporate barter division, resulting in a decline in trade revenue. While revenue from the corporate division has decreased year over year, as operated it is an incrementally less profitable segment of our business. Gross revenue from this division decreased from $2,678,605 in 2007 to $1,030,246 in 2008.

Total operating expenses increased from $14,945,745 in 2007 to $15,448,086 for the year ended December 31, 2008, an increase of 3.3%. This increase is primarily due to inclusion of the operating expenses from market acquisitions made in 2007 and 2008. A full year’s expenses are included in 2008 for 2007 acquisitions, compared to a partial year’s expenses in 2007. Similarly, 2008 includes a partial year’s expenses for markets acquired in 2008 which would not have been included in 2007’s results.  Adjusting for these fluctuations, operating expenses are relatively comparable on a year over year basis.

Payroll expenses increased 2.7% from $9,228,485 in 2007 to $9,483,364 in 2008, while occupancy expenses increased from $969,243 to $1,078,288, or 11.4%. Selling expenses increased 22.4%, from $687,079 in 2007 to $840,926 in 2008. The increase in selling expenses was a direct result of our expanded sales force early in the year. However, the sales department has been reduced and expenses in 2009 should decrease proportionately. General and administrative expenses were reduced 13.1%, from $2,319,680 to $2,014,856.  Depreciation and amortization expenses were increased 12.2%, from $1,465,367 to $1,643,534. This was a mainly a result of the new exchanges acquired in 2008.

Net cash flows from operations totaled $610,238 in 2008, compared to $945,111 in 2007. EBITDA (earnings before interest, taxes, depreciation and amortization) totaled $593,728 compared to EBITDA of $1,375,839 in 2007.

EBITDA Calculation
	2008	2007
Net loss	$(940,521)	$(414,290)
Interest expense	275,332	342,855
Taxes	(594,222)	(54,769)
Depreciation & amortization	1,643,534	1,465,367
Impairment	209,605	36,676
Total EBITDA	$593,728	$1,375,839

International Monetary Systems, Ltd.
SEC Comment Letter Response
October 23, 2009

FINANCIAL CONDITION

LIQUIDITY, COMMITMENTS FOR CAPITAL RESOURCES, AND SOURCES OF FUNDS

In 2008 IMS experienced positive cash flows from operations of $610,238. Our principal source of liquidity from operations has been cash earnings from membership charges, monthly service fees and transaction processing charges. We believe that cash from operations will be adequate to provide for our continuing liquidity needs.

At December 31, 2008 the Company had a working capital deficit of $1,173,807 and a net loss of $940,521. The loss resulted in part from $1,643,534 in depreciation and amortization expenses and an impairment charge of $209,605. As a result of recent cuts in personnel and salaries, management believes that cash flows from operations will increase by approximately $1,300,000.  We also anticipate $100,000 in new financing, and an extension of a $100,000 note payable currently due in 2009. Accordingly, management has mitigated the working capital deficiency and does not believe that substantial doubt exists about the Company’s ability to continue as a going concern.

In May of 2008, IMS acquired BNI of Long Island, NY for $400,000, and in July acquired Barter Max of Boston, MA for $400,000. The Company also concluded its purchase of New York Commerce Group in 2008. We are not currently obligated to purchase any trade exchange or other business. However, we will continue to seek opportunities to acquire additional quality exchanges in the future.

Over 46% of the current portion of long-term debt consists of notes convertible to equity. We anticipate that some of this debt will be converted to equity. However, existing cash flow is sufficient to meet current obligations, should anticipated conversions not materialize.

CHANGES IN ASSETS AND LIABILITIES

During 2008 cash balances decreased to $279,227 from $812,365 in 2007. The decrease is due to the investments in additional markets and infrastructure for future growth described above. Restricted cash deposited in escrow accounts totaled $495,803, compared to $483,443 in 2007, primarily to guarantee the buyback of shares related to the purchase of Alliance Barter. If IMS’ stock price exceeds $.75 per share, these funds will revert back to the Company in accordance with the purchase agreement.  At the end of 2008 accounts receivable, net of allowance for doubtful accounts, totaled $1,401,383, compared to $1,516,938 at the end of 2007. Earned trade decreased from $314,928 to $6,991 primarily due to outlays for advertising during the fourth quarter. As a result of these changes, total current assets decreased from $3,392,126 on December 31, 2007 to $2,460,261 at the end of 2008. Other assets decreased by $433,906, or 3.2%. Total assets decreased from $18,351,454 in 2007 to $16,772,946 on December 31, 2008.

Current liabilities decreased by $344,401, or 8.6%, from $3,978,469 in 2007 to $3,634,068 at the end of 2008. This decrease is primarily due to retiming and renewal of notes payable, setting due dates further into the future, helping to increase cash flow in 2009. Current and long-term notes payable consist of various notes to former owners of acquired trade exchanges, or to investors who funded the acquisitions. At the end of 2008, long-term debt was $5,119,647 compared to $5,292,037 in 2007, a decrease of $172,390. Total liabilities decreased 5.5%, from $9,270,506 in 2007 to $8,753,715 at the end of 2008.

Common stock and paid-in capital increased from $10,908,001 in 2007 to $11,703,201 in 2008. Treasury stock increased from $547,241 (1,276,542 shares) in 2007 to $1,403,216 (2,322,542 shares) in 2008. Total shareholder equity decreased 11.7%, from $9,080,948 in 2007 to $8,019,231 on December 31, 2008.

International Monetary Systems, Ltd.
SEC Comment Letter Response
October 23, 2009

Item 9A(T)-Controls and Procedures, page 10

Disclosure Controls and Procedures, page 10

3.
We note your disclosure that your disclosure controls and procedures “were effective in providing reasonable assurance that information we are required to disclose in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission rules and forms.” As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. Please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please also revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Response:

The Disclosure Controls and Procedures will be amended to read as follows:

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for us. Disclosure controls and procedures are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this report, is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and to reasonably assure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our management does not expect that our disclosure controls or our internal controls will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of these inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

International Monetary Systems, Ltd.
SEC Comment Letter Response
October 23, 2009

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of December 31, 2008, the end of the period covered by this report, our management concluded its evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. As of the evaluation date, our Chief Executive Officer and our Chief Financial Officer concluded that we maintain disclosure controls and procedures that are effective in providing reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting

 Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this evaluation, our management concluded that, as of December 31, 2007, our internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal control over financial reporting during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Part III, page 12

Item 10 - Directors and Executive Officers, page 1

Executive Officers and Directors, page 12

4.
Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Response:

Item 10 – Officers and Directors descriptions have been modified for the following:

International Monetary Systems, Ltd.
SEC Comment Letter Response
October 23, 2009

Danny W. Weibling is a Certified Public Accountant and, along with his wife Lisa, was the former owner of Trade Systems Interchange, the Rohnert Park, CA barter network that IMSL acquired in April of 2001. Mr. Weibling is also the developer and programmer of TradeWorks, a leading barter industry software program, and he served six years as treasurer of the National Association of Trade Exchanges. He has been ~~became~~ Treasurer and Chief Financial Officer of IMSL ~~in~~ since April of 2001.

Patricia A. Katisch is ~~currently~~ the owner of Katisch & Associates, a marketing consulting and public relations firm she has operated since 2002. From 1998 - 2001, Ms. Katisch was an Associate Dean in the College of Professional Studies at Marquette University. Previous to that, she founded and published the Women's Yellow Pages of Greater Milwaukee and was the producer of the Wisconsin World of Women Show.

Wayne Emmer is ~~currently~~ the President of Illinois Cement Co., a position he has held since August of 1998. Wayne is also a former member of the Parkview Christian Academy School Board.

Gerald Van Dyn Hoven ~~is currently~~ has been the president of the Van Dyn Hoven Automotive Group for more than 20 years. Jerry is a director of American National Bank - Fox Cities, and is a member of the Board of Trustees of Equitable Reserve Association.

Thomas Delacy is ~~currently~~ the president and CEO of Independent Inspections, Ltd., a company that provides municipal inspection services for several cities. Tom has held this position for more than 15 years.~~a degree in geology from the University of Wisconsin - LaCrosse~~.

Wayne Dalin has been ~~is~~ a Certified Public Accountant for more than 30 years and is a retired principal ~~principle~~ in Dalin, Lindseth & Company.

Stephen Webster was the former owner of Alliance Barter, of Rochester New York for more than 25 years. He is a past president of the National Association of Trade Exchanges (NATE) and the International Reciprocal Trade Association (IRTA). Steve is also a member of the Barter Hall of Fame. He is currently a real estate developer and private investor.

Item 12-Security Ownership of Certain Beneficial Owners and Management, page 19

5.	Please clarify the disclosure in the table to indicate whether it includes shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

Response:

The following disclosure will be added to Item 12:

Other than the options listed below, there are no other stock options or awards available to any officer or director.

Item 15-Exhibits List and Reports on From [sic] 8-K, page 21.

6.	Please also list the financial statement schedules. See Item 15 of Form 10-K and Item 601 of Regulation S-K.

International Monetary Systems, Ltd.
SEC Comment Letter Response
October 23, 2009

Response:

The following will added to Item 15:

(c) Financial statements filed as part of this Report                   F-1 through F-30

Signatures, page 22

7.
Your Form 10-K is not signed as provided in the form. The second part of the signature section must be signed in their capacity by your principal financial officer, your controller or principal accounting officer, and by at least a majority of the board of directors. In addition, the introductory language to the signatures should be exactly as provided in the form. Please amend your Form 10-K to provide for signatures as provided in the form. See Form 10-K and General Instruction D(2)(a).

Response:

The signatures of at least two additional board members will be included in the amended copy of the 10-K when it is filed.

Form 10-Q for the Periods Ended March 31 and June 30, 2009

Signatures

8.
We note that you designate Mr. Weibling as your principal financial officer in your Form 10-K, but as your chief financial officer in the forms 10-Q. Please use the principal designator as required by Form 10-Q and General Instruction G.

Response:

The changes will be made on all future filings for Form10-Q.

Proxy Statement on Schedule 14A

Proposal No.1 Election of Directors, page 3

Board Committees and Meetings, page 3

9.
Please disclose whether you have at least one audit committee financial expert serving on your audit committee. Also, please state whether the board of directors has adopted a written charter for the audit committee. If you do have at least one audit committee expert on your audit committee, please disclose his or her name and whether they are independent as that term is used in Item 407(a)(I) of Regulation S-K. If you do not have at least one, please disclose the reason. See Item 401 (d) of Regulation S-K.

International Monetary Systems, Ltd.
SEC Comment Letter Response
October 23, 2009

Response:

Wayne Dalin is the head of our audit committee. He is a CPA in the state of Wisconsin. He is independent as defined in Regulation S-K.

A written charter for the audit committee is being developed. It will be presented at our next board meeting for discussion and approval.

Sincerely,

/s/ Donald F Mardak
Donald F. Mardak, President
(Principal Executive Officer and Director)

/s/ Danny W Weibling
Danny W Weibling, CPA, Treasurer
(Chief Financial Officer, Principle Accounting Officer)